UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 12, 2007**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (408) 995-5115

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 7.01 — REGULATION FD DISCLOSURE

On November 12, 2007, Calpine Corporation issued the press release attached as Exhibit 99.1 hereto.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

  (d) Exhibits

99.1 Calpine Corporation Press Release Dated November 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/   Charles B. Clark, Jr.

Charles B. Clark, Jr.
Senior Vice President and
Chief Accounting Officer

Date: November 12, 2007

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EXHIBIT INDEX

Exhibit	Description
99.1	Calpine Corporation Press Release Dated November 12, 2007.

4

EXHIBIT 99.1



CALPINE®

CONTACTS:

NEWS RELEASE

Media Relations:
Mel Scott
713-570-4553
scottm@calpine.com

Investor Relations:
Karen Bunton
408-792-1121
karenb@calpine.com

Calpine Reaches Claims Settlements With Calpine First Lien Debtholders And CalGen First Priority Noteholders

(SAN JOSE, Calif. and HOUSTON, Texas) Nov. 12, 2007 – Calpine Corporation [OTC Pink Sheets: CPNLQ] and its affiliated debtors in possession (the "Debtors") have reached a claims settlement with Law Debenture Trust Company of New York, as successor indenture trustee (the "First Lien Trustee") for the 9.625% First Priority Senior Secured Notes due 2014 (the "Calpine First Lien Debtholders"). Additionally, Calpine reached a claims settlement with the holders of the First Priority Secured Floating Rate Notes due 2009 issued by Calpine Generating Company LLC ("CalGen") and CalGen Finance Corporation and the First Priority Secured Institutional Term Loans due 2009 issued by CalGen (the "CalGen First Priority Noteholders") and the indenture trustee and administrative agent for such notes (the "First Priority Debt Representatives"). Both of these settlements are subject to approval by the U.S. Bankruptcy Court.

"In reaching these settlements, we have successfully addressed one of our last major hurdles before emerging from Chapter 11 as a financially stable, stand-alone company with an improved competitive position in the energy industry," said Robert P. May, Calpine's Chief Executive Officer. "We are very pleased to have reached this agreement, and we continue to be proud of what we have accomplished thus far in this process. We remain on track with our current timetable and expect to emerge from Chapter 11 prior to Jan. 31, 2008."

Under the agreement with the Calpine First Lien Debtholders, the claims for make whole premium and damages claims asserted by the First Lien Trustee and disputed by the Debtors and the Official Committee of Unsecured Creditors have been settled and will be allowed as claims against Calpine in the aggregate amount of approximately $84 million plus interest, representing an allowed secured claim of approximately $50.4 million, plus interest at the contract non-default rate and an allowed unsecured claim of approximately $33.6 million, plus interest at the contract non-default rate. In addition, the Debtors have agreed to pay up to $3.5 million of the reasonable professional fees incurred by the First Lien Trustee.

Under the agreement with the CalGen First Priority Noteholders, the claims for contract damages and default interest asserted by the First Priority Debt Representatives and disputed by the Debtors have been settled and will be allowed as unsecured claims against CalGen in the aggregate amount of approximately $50 million plus interest at the federal judgment rate, representing approximately $20.1 million on account of make whole premium and damages claims and approximately $29.1 million on account of default interest claims. In addition, the Debtors have agreed to pay up to $3 million of the reasonable professional

fees incurred by the First Priority Debt Representatives and up to $684,000 of the reasonable professional fees incurred by Whitebox Advisors LLC.

The Debtors will seek approval of these agreements from the United States Bankruptcy Court for the Southern District of New York on November 27, 2007.

Calpine's court documents are available at http://www.kccllc.net/calpine.

About Calpine

Calpine Corporation is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major U.S. power company, currently capable of delivering nearly 24,000 megawatts of clean, cost-effective, reliable, and fuel-efficient electricity to customers and communities in 18 states in the U.S. The company owns, leases, and operates low-carbon, natural gas-fired, and renewable geothermal power plants. Using advanced technologies, Calpine generates electricity in a reliable and environmentally responsible manner for the customers and communities it serves. Please visit http://www.calpine.com for more information.

In addition to historical information, this news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning the company's expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risks and uncertainties associated with the company's Chapter 11 cases and Companies' Creditors Arrangement Act proceedings, including its ability to successfully reorganize and emerge from Chapter 11; (ii) its ability to implement its business plan; (iii) financial results that may be volatile and may not reflect historical trends; (iv) seasonal fluctuations of results; (v) potential volatility in earnings associated with fluctuations in prices for commodities such as natural gas and power; (vi) its ability to manage liquidity needs and comply with covenants related to our existing financing obligations and anticipated exit financing; (vii) the direct or indirect effects on the company's business of its impaired credit including increased cash collateral requirements in connection with the use of commodity contracts; (viii) transportation of natural gas and transmission of electricity; (ix) the expiration or termination of power purchase agreements and the related results on revenues; (x) risks associated with the operation of power plants including unscheduled outages; (xi) factors that impact the output of its geothermal resources and generation facilities, including unusual or unexpected steam field well and pipeline maintenance and variables associated with the waste water injection projects that supply added water to the steam reservoir; (xii) risks associated with power project development and construction activities; (xiii) its ability to attract, retain and motivate key employees; (xiv) its ability to attract and retain customers and counterparties; (xv) competition; (xvi) risks associated with marketing and selling power from plants in the evolving energy markets; (xvii) present and possible future claims, litigation and enforcement actions; (xviii) effects of the application of laws or regulations, including changes in laws or regulations or the interpretation thereof; and (xix) other risks identified in the company's annual and quarterly reports on Forms 10-K and 10-Q. All information set forth in this news release is as of today's date, and the company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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